Exhibit 99.3

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF

PACIFIC DRILLING S.A.

Société anonyme

Registered Office:  8-10 Avenue de la Gare, L-1610 Luxembourg

R.C.S. Luxembourg B 159.658

4 June 2019

Dear Shareholders:

The Board of Directors (the Board) of Pacific Drilling S.A. (the Company) hereby provides notice that an Extraordinary General Meeting of Shareholders of the Company (the EGM) will be held in Luxembourg on 4 June 2019 at 9:00 a.m. Central European Time with the following agenda:

AGENDA

1.	Amend article 12.1 of the articles of association of the Company (the “Articles”), to read as follows:

“12.1. Every General Meeting will be presided over by the chairperson of the Board appointed pursuant to article 7.3(i) or, in the absence of the chairperson, (i) by any other director or officer of the Company designated by the Board or (ii) by any legal advisor, advisor, domiciliation agent or any other person in Luxembourg as the Board may deem appropriate, as designated by the Board. The secretary appointed pursuant to article 7.3(i) or, in the absence of such secretary, (i) any other director or officer of the Company designated by the Board, or (ii) any legal advisor, advisor, domiciliation agent or any other person in Luxembourg as the Board may deem appropriate, as designated by the Board, shall act as secretary at each General Meeting. In connection with each General Meeting, the Board or, in the absence of a determination by the Board, the person presiding over the General Meeting shall appoint a scrutineer who shall keep the attendance list.”

2.

Authorize any director or officer of the Company in office from time to time, or any lawyer of the Luxembourg law firm Wildgen S.A. (each an “Authorized Person”, and collectively, the “Authorized Persons”) each of them acting alone and with full power of substitution, for and on behalf of the Company, to take any such action and execute any such documents as may be required or useful for the implementation of the resolutions taken hereby and in particular to proceed to and carry out any required formalities in Luxembourg or any other jurisdiction where necessary and ratify any action taken by any Authorized Person.

Luxembourg, 7 May 2019

/s/ Bernie G. Wolford, Jr.

Bernie G. Wolford, Jr.

N-1

Director and Chief Executive Officer

Notes:

1.	The Board has fixed the close of business on 12 April 2019 as the record date for the determination of the shareholders of the Company entitled to vote at the EGM or any adjournment thereof.
2.

At the EGM, provided a quorum of the holders of at least one-half of the share capital is represented, proposed resolutions shall be adopted by at least two-thirds of the votes cast. Each share is entitled to one vote.

3.

No shareholder of the Company shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office by not later than five (5) business days before the time for holding the meeting. A shareholder of the Company may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR SHARES PROMPTLY.

IF YOU ARE A SHAREHOLDER OF THE COMPANY REGISTERED IN THE UNITED STATES, TO VOTE YOUR SHARES YOU CAN (1) USE THE INTERNET AS DESCRIBED ON YOUR PROXY CARD; (2) CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR (3) COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

N-2

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS (THE “EGM”) OF PACIFIC DRILLING S.A.

COMPANY PROPOSALS

PROPOSAL 1 – APPROVAL

The Board has considered an amendment to article 12.1 of the Articles.

The Board recommends that the shareholders approve the amendment of article 12.1 of the Articles to read as follows:

“12.1. Every General Meeting will be presided over by the chairperson of the Board appointed pursuant to article 7.3(i) or, in the absence of the chairperson, (i) by any other director or officer of the Company designated by the Board or (ii) by any legal advisor, advisor, domiciliation agent or any other person in Luxembourg as the Board may deem appropriate, as designated by the Board. The secretary appointed pursuant to article 7.3(i) or, in the absence of such secretary, (i) any other director or officer of the Company designated by the Board, or (ii) any legal advisor, advisor, domiciliation agent or any other person in Luxembourg as the Board may deem appropriate, as designated by the Board, shall act as secretary at each General Meeting. In connection with each General Meeting, the Board or, in the absence of a determination by the Board, the person presiding over the General Meeting shall appoint a scrutineer who shall keep the attendance list.”

PROPOSAL 2 – AUTHORIZATION TO TAKE ACTION

The Board recommends that the shareholders approve the authorization to any director or officer of the Company in office from time to time, or any lawyer of the Luxembourg law firm Wildgen, S.A., (each an “Authorized Person”, and collectively, the “Authorized Persons”) each of them acting alone and with full power of substitution, for and on behalf of the Company, to take any such action and execute any such documents as may be required or useful for the implementation of the resolutions to be taken on the basis of the present agenda and in particular to proceed to and carry out any required formalities in Luxembourg as well as in the United States of America or any other jurisdiction where necessary and ratify any action taken by any Authorized Person with respect to the EGM (including only for the Authorized Persons who are directors of the Company, the approval of the final documents and execution of the convening notices for the EGM).

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the EGM other than that stated in this notice of extraordinary general meeting.